

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2022

Jeffrey R. Baxter
President and Chief Executive Officer
VBI Vaccines Inc.
160 Second Street, Floor 3
Cambridge, MA 02142

      Re: VBI Vaccines Inc.
          Registration Statement on Form S-3
          Filed August 26, 2002
          File No. 333-267109

Dear Mr. Baxter:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at (202) 551-3635 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Life Sciences

cc: Jayun Koo, Esq.